Exhibit 12
SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Thousands of Dollars)

	Year Ended December 31,
	2003	2004	2005	2006	2007

EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:

Income before interest expense (1)	$1,727,267	$1,767,449	$1,414,472	$1,682,968	$1,549,401
Add:
Rentals (2)	638	776	1,313	2,043	7,587
Allocable portion of interest on long-term Contracts for the purchase of power (3)	1,568	1,515	1,457	1,393	1,322
Amortization of previously capitalized fixed charges	1,638	1,405	1,579	1,196	1,365

Total earnings before income taxes and fixed charges (A)	$1,731,111	$1,771,145	$1,418,821	$1,687,600	$1,559,675

FIXED CHARGES (5):
Interest and amortization	$451,792	$399,169	$370,650	$418,572	$453,426
Rentals (2)	638	776	1,313	2,043	7,587
Capitalized interest (4)	1,026	839	1,075	2,811	3,079
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,568	1,515	1,457	1,393	1,322
Preferred and preference stock dividend requirements — pre-tax basis	22,262	22,962	37,587	77,251	74,061

Total fixed charges (B)	$477,286	$425,261	$412,082	$502,070	$539,475

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B):	3.63	4.16	3.44	3.36	2.89

(1)	Includes allowance for funds used during construction and accrual of unbilled revenue.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.

(3)	Allocable portion of interest included in annual minimum debt service requirement of supplier.

(4)	Includes fixed charges associated with Nuclear Fuel and other capitalized interest. The amounts for 2003 & 2006 are restated.

(5)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.